SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300

+1 212 839 5599 FAX

AMERICA ∙ ASIA PACIFIC ∙ EUROPE

June 15, 2020

VIA EDGAR

Mr. John Grzeskiewicz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Comments on Preliminary Proxy Statement of Retirement Series Trust on
behalf of its series Retirement Reserves Money Fund ("Retirement
Reserves") and Funds For Institutions Series on behalf of its series FFI
Treasury Fund (together with Retirement Reserves, each a "Fund," and collectively the "Funds")

Dear Mr. Grzeskiewicz:

This letter responds to the telephonic comments provided by Mr. John Grzeskiewicz of the staff (the "Staff") of the Division of Investment Management of the U.S. Securities and Exchange Commission (the "Commission") on June 3, 2020 regarding the Funds' preliminary joint proxy statement filed on Schedule 14A (the "Proxy Statement") on May 27, 2020.

The Staff's comments are described below and have been summarized to the best of our understanding. We have discussed the Staff's comments with representatives of Retirement Series Trust and Funds For Institutions Series (together with Retirement Series Trust, each a "Trust" and collectively, the "Trusts"). The Trusts' responses to the Staff's comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Proxy Statement.

Proxy Statement

Comment 1: If applicable, please disclose any tax ramifications of the Fund liquidations on IRA accounts invested in a Fund, e.g., that the distribution of liquidation proceeds may be a taxable event and/or give rise to tax penalties for such accounts.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Response: The Funds' definitive proxy statement will contain disclosure to the effect that a liquidating distribution is generally not expected to have any tax consequences if received by a tax-exempt shareholder such as a retirement account shareholder that qualifies as an IRA.

Comment 2: Please confirm that each Fund will stay current on all applicable Commission filings until such Fund's Liquidation Date.

Response: Each Trust on behalf of its respective Fund confirms that such Fund will stay current on all applicable Commission filings until such Fund's Liquidation Date.

Comment 3: Please confirm that each Trust will make a determination of which Fund receivables cannot be collected and will include such uncollectable receivables, if any, in liquidation costs.

Response: Each Trust will confirm the collectability of open receivables when determining the liquidation costs.

Comment 4: Please confirm whether the Funds have stopped selling their shares.

Response: Retirement Reserves Money Fund had stopped accepting purchase orders for any class on March 31, 2020. Although Class I Shares still remain closed to purchases, the Board of Trustees of Retirement Series Trust approved a proposal to reopen Class II Shares of Retirement Reserves Money Fund to share purchases effective as of May 20, 2020.

FFI Treasury Fund had stopped accepting purchase orders on September 1, 2016. However, the Board of Trustees of Funds For Institutions Series approved a proposal to reopen FFI Treasury Fund to share purchases effective as of May 20, 2020.

Comment 5: Please confirm whether FASB Accounting Standards Codification (ASC) subtopic

450-20 (Contingencies: Loss Contingencies) (formerly, FAS 5 (Accounting for Contingencies)) will be used in accounting for the liquidation of each Fund.

Response: Each Trust, on behalf of its respective Fund, will account for loss contingencies under FASB Accounting Standards Codification (ASC) subtopic 450-20 (Contingencies: Loss Contingencies), if applicable.

Comment 6: The Staff reminds Retirement Series Trust to file Form N-8F to deregister the Trust under the Investment Company Act of 1940, as amended (the "1940 Act"), following the Trust's termination.

Response: Retirement Series Trust acknowledges its responsibility to deregister the Trust under the 1940 Act by filing Form N-8F following the Trust's termination.

* * * * * * * *

Please do not hesitate to contact me at (212) 839-5511 if you require additional information regarding the Proxy Statement.

Respectfully submitted,

/s/ Douglas E. McCormack

Douglas E. McCormack

cc:Tricia Meyer Janey Ahn

John A. MacKinnon